NR10-38	November 29, 2010

International Tower Hill Mines Intersects 112 metres of 2.63 g/t gold at the Livengood Gold Project, Alaska

Higher grade results located in Core Zone near edge of SW Zone suggest continued resource extension to be determined during 2011 Winter drill program

RC Hole 458:	112 metres @ 2.63 g/t gold (includes 64 metres @ 3.4 g/t gold) & 108.2 metres @ 1.0 g/t gold
RC Hole 452:	85 metres @ 1.12 g/t gold & 188 metres @ 0.96 g/t gold
RC Hole 445:	68 metres @ 1.26 g/t gold (includes 13.7 metres @ 2.58 g/t gold)

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH; NYSE-A: THM) is pleased to announce the results of the latest 14 holes from its 65,000-metre 2010 Livengood Drilling Program (Figure 1).  Extensive infill and deep drilling in the southern part of the Core Zone has intersected the highest grade gold mineralization over the largest intercepts on the project to date below the floor of earlier grid drilling.  Significantly, results from RC holes 458, 452 and 445 along the Southwest boundary of the Core Zone demonstrate a possible extension into the SW Zone, which will be the focus of the upcoming 2011 Winter Drill program.

In the southwest section of the Core Zone, drill hole MK-RC-0458 intersected a thick interval of higher grade mineralization (112 metres of 2.63 g/t gold) from what appears to be a broad feeder zone.  This and previous intersections suggest the possibility of higher grade mineralization covering an area at least 400 metres by 400 metres and extending into the SW Zone.

In addition, the latest drill results continue to identify higher grade mineralization within the upper oxide zone of the deposit with intercepts of 85.3 metres of 1.1 g/t gold (hole MK-RC-0454) and 13.7 metres of 2.6 g/t gold (hole MK-RC-0452).  These higher grade zones are anticipated to form the basis of a high-grade starter pit when they are integrated into an updated Money Knob resource estimate currently scheduled to be completed in the first quarter of 2011.

The Company continues to carry out a comprehensive development drilling program of condemnation and geotechnical work at the Livengood Project, as well as extensive optimization studies in mine and process design, metallurgy, and environmental characterization.

Figure 1 : Locations of new assay results and current cumulative grade thickness map.
Grade thickness contours are plotted relative the collar locations shown.

Table 1: Significant new Livengood intercepts*

*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

Drill Hole	From (metres)	To (metres)	Thickness (metres)	Gold (g/t)	Area

MK-RC-0445	91.44	160.02	68.58	1.26	Core Zone Infill
includes	94.49	108.20	13.71	2.58
includes	138.68	155.45	16.77	1.64
	201.17	210.31	9.14	1.88
includes	202.69	207.26	4.57	3.43
	248.41	269.75	21.34	0.83
includes	252.98	259.08	6.10	1.36
	286.51	298.70	12.19	0.65
	339.85	364.24	24.39	0.50
	370.33	384.05	13.72	0.39
	385.57	449.58	64.01	0.39

MK-RC-0452	132.59	217.93	85.34	1.12	Core Zone Infill
includes	135.64	138.68	3.04	2.05
includes	141.73	150.88	9.15	3.85
includes	158.50	169.16	10.66	1.72
	222.50	233.17	10.67	0.94
	249.94	438.91	188.97	0.96
includes	298.70	307.85	9.15	3.30
includes	341.38	350.52	9.14	2.25

MK-RC-0454	73.15	88.39	15.24	0.48	Core Zone Infill
	103.63	114.30	10.67	0.91
	126.49	141.73	15.24	0.77
includes	126.49	131.06	4.57	1.26
	153.92	182.88	28.96	0.45
	211.84	233.17	21.33	0.70
	243.84	265.18	21.34	0.79
includes	256.03	259.08	3.05	3.00
	269.75	306.32	36.57	0.75
	324.61	353.57	28.96	0.50
	370.33	396.24	25.91	0.72
	406.91	417.58	10.67	0.70

MK-RC-0455	155.45	185.93	30.48	0.59	Core Zone Infill
	198.12	216.41	18.29	0.56

MK-RC-0456	10.67	16.76	6.09	1.99	Sunshine Infill
includes	10.67	13.72	3.05	3.42
	28.96	44.20	15.24	0.81
includes	35.05	41.15	6.10	1.40
	60.96	76.20	15.24	0.79
	233.17	254.51	21.34	0.41

MK-RC-0457	120.40	132.59	12.19	1.14	Olive
	289.56	298.7	9.14	1.06

MK-RC-0458	112.78	126.49	13.71	0.92	Core Zone Infill
	129.54	170.69	41.15	0.76
includes	140.21	143.26	3.05	1.92
	176.78	284.99	108.21	1.01
includes	213.36	219.46	6.1	3.66
includes	231.65	236.22	4.57	4.39
	286.51	298.7	12.19	0.46
	310.90	423.67	112.77	2.63
includes	332.23	341.38	9.15	3.46
includes	345.95	350.52	4.57	3.16
includes	359.66	423.67	64.01	3.40

MK-RC-0459	no significant intercepts				Condemnation Hole

MK-RC-0460	no significant intercepts				Hydrology Hole

MK-RC-0462	no significant intercepts				Condemnation Hole

MK-RC-0463	no significant intercepts				Olive

MK-10-66	20.73	36.34	15.61	0.69	Sunshine Infill
	49.62	55.47	5.85	1.78
	59.13	71.62	12.49	0.73
	94.31	102.11	7.8	2.43

MK-10-69	37.49	54.02	16.53	1.10	Sunshine Infill
	87.54	105.45	17.91	0.40
	116.29	134.72	18.43	0.54
	136.25	143.55	7.3	0.69
	179.75	188.25	8.5	1.11
	274.03	285.4	11.37	0.82

MK-10-70	46.6	59.1	12.5	0.57	Hydrology Hole

Livengood Project Highlights

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9 Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4 Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes Livengood one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06 g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89%, thus offering significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 76% (See NR10-19).  Optimization work is ongoing for these processing alternatives, as they have potential to make a significant positive impact on project economics.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.
  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.  ITH is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand and explore its 145 km2 district for new deposits.  Its substantial size ranks the Livengood Project in the top 2% of gold discoveries made globally in the past 20 years, thereby offering investors significant leverage to rising gold prices.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Shirley Zhou, Manager - Corporate Communications

Email: szhou@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604) 638-3246 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential to convert the existing estimated resources at Livengood from the indicated and inferred categories to the measured and indicated categories; the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the potential for operational and capital cost savings through the potential use of milling, with a flotation-gravity circuit, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made regarding Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.